The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 18, 2022

VIA EDGAR TRANSMISSION

Elisabeth Bentzinger
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. Bentzinger:

The purpose of this letter is to respond to additional oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 16 to its Registration Statement on Form N-1A. PEA No. 16 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on August 16, 2022. The sole purpose of PEA No. 16 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) additional comments on the P/E Global Enhanced International Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(a) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 16. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL
1.	Comment: Please remove the red herring language.

Response: The Trust will make the requested change.

PROSPECTUS
Summary Section – Expenses and Fees
2.	Comment: Please revise the last sentence of footnote 4 to clarify that the parenthetical “(after repayment is taken into account)” modifies both the past and current expense limitations in effect.

Response: The Trust will make the requested change as shown below:

“If at any time the Fund’s Total Annual Fund Operating Expenses (not including acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 1.00%, 1.25%, and 1.25%, as applicable, the Adviser may recoup from the Fund any waived amount or other payments remitted by the Adviser within three years from the date on which such waiver or reimbursement was made, provided such reimbursement does not cause the Fund’s expense ratio (after repayment is taken into account) to exceed (i) expense limitations that were in effect at the time of the waiver or reimbursement, or (ii) the current expense limitations ~~(after repayment is taken into account)~~.”

Summary Section – Principal Investment Strategies
3.	Comment: Please revise the 10th paragraph by moving the first sentence to the end of the paragraph, and replacing the phrase “by considering whether” with the word “if.”

Response: The Trust will make the requested change as shown below:

“~~The Fund considers an equity index future to be an investment outside of the United States if at least 50% of the securities of the companies that comprise the index are located outside of the United States.~~ For this purpose, a company is considered to be located outside the United States ~~by considering whether~~ if: (i) it is organized under the laws of or maintains its principal office in a country located outside the United States; (ii) its securities are principally traded on trading markets in countries located outside the United States; (iii) it derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States; or (iv) it has at least 50% of its assets in countries located outside the United States.  In addition, the Fund considers investments in currency futures to be investments outside of the United States. The Fund considers an equity index future to be an investment outside of the United States if at least 50% of the securities of the companies that comprise the index are located outside of the United States.”

Summary Section – Principal Investment Risks
4.	Comment: “Swaps” are mentioned in the Derivatives and Short Sales risk factors. Unless investing in swaps will be a principal investment strategy of the Fund, please delete all references to swaps.

Response: The Trust will remove the reference to swaps in the Prospectus.

5.	Comment: Please delete the last sentence of the Futures and Forward Contracts and Related Risks and instead add a new corresponding risk factor.

Response: The Trust will make the requested change and add a new risk factor as shown below:

“• CFTC Risk: The Fund is subject to certain CFTC-mandated disclosure, reporting and recordkeeping obligations under CFTC and Securities and Exchange Commission (“SEC”) harmonized regulations, which could result in additional expenses for the Fund.”

6.	Comment: Please add disclosure to the Emerging markets risk that there is a potential for market manipulation and limitations on shareholder rights and remedies.

Response: The Trust will make the requested change and add the following as shown below:

“•  Emerging Market Risk: The Fund intends to have exposure to emerging markets due to the Fund’s investments in certain stock index futures and foreign exchange instruments. Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging financial markets have far lower trading volumes and less liquidity than developed markets; are subject to greater social, economic and political instability; have less governmental supervision and regulation of securities markets; and have weaker auditing and financial reporting standards. Investments in certain emerging markets are subject to an elevated risk of loss resulting from market manipulation and the imposition of exchange controls (including repatriation restrictions). The legal rights and remedies available for investors in emerging markets may be more limited than the rights and remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC, the CFTC and the U.S. Department of Justice) to bring actions against bad actors in emerging markets may be limited. The information available about an emerging market issuer may be less reliable than for comparable issuers in more developed capital markets.”

7.	Comment: Please update the second paragraph of the Government Intervention and Regulatory Changes risk factor.

Response: The Trust will make the requested change as shown below:

“On August 19, 2022, ~~In addition, in October 2020, the~~ new SEC ~~adopted new~~ regulations governing the use of derivatives by registered investment companies became effective. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into, eliminates the asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act, treats derivatives as senior securities so that a failure to comply with the limits would result in a statutory violation, and requires the Fund to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. Rule 18f-4. Rule 18f-4 may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the 1940 Act, which could adversely affect the ability of the Fund to implement fully its investment strategy, which may limit the Fund’s ability to achieve its objective.”

Summary Section – Performance Information
8.	Comment: In the eighth sentence of the first paragraph, please delete the word “applicable” and also state whether the returns are before any expense limitation or reimbursement agreements.

Response: The Trust will make the requested change as shown below:

“The Predecessor Fund’s returns include all ~~applicable~~ account fees and expenses, after expense limitations.”

9.	Comment: In the Average Annual Total Returns table, please add captions for the Fund’s classes, and add a notation that the Class A returns include the effect of the Class A sales load.

Response: Trust will make the requested change as shown below:

	One Year	Since Inception (12/26/2017)
Average Annual Total Returns For the periods ended December 31, 2021
Institutional Class and Investor Class
Return Before Taxes	27.00%	54.99%
Return After Taxes on Distributions	N/A	N/A
Return After Taxes on Distributions and Sale of Fund Shares	N/A	N/A
Class A(1)
Return Before Taxes	[ ]%	[ ]%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes) (~~1~~2)	11.44%	26.64%
(1) Reflects the maximum 3.50% sales charge.
(~~1~~2) The MSCI EAFE Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. The MSCI EAFE Index is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The ICE Futures Europe, ICE Futures US and Chicago Board Options Exchange (CBOE) are licensed to list futures contracts on this Index.

More Information about the Fund’s Principal Investment Strategies
10.	Comment: Please provide Item 9 disclosure about the Fund’s principal investment strategies.

Response: The Trust will make the requested change in the Amended Registration Statement.

More Information about Risks
11.	Comment: Please revise the Short Sales risk factor to reflect recent regulatory updates.

Response: The Trust will make the requested change in the Amended Registration Statement.

Additional Information – Shareholder Rights
12.
Comment:   Please revise the first sentence to clarify that a pre-suit demand would first be requested, and such a demand would require 10% ownership in the Trust/fund. Additionally, please delete the phrase “to the extent that any such federal securities laws, rules, or regulations do not permit such application” in the last sentence.

Response: The Trust will make the requested change as shown below:

“The Fund’s Amended and Restated Agreement and Declaration of Trust requires shareholders bringing a derivative action on behalf of the Fund ~~that is subject~~ to first make a pre-suit demand and also to collectively hold at least 10% of the outstanding shares of the Trust or at least 10% of the outstanding shares of the series or class to which the demand relates and to undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in the event that the Board of Trustees determines not to bring such action. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to claims arising under the federal securities laws ~~to the extent that any such federal securities laws, rules, or regulations do not permit such application~~.”

Additional Information
13.
Comment: Please summarize the provision of the last paragraph of Article IV Section 3(a) of the Trust’s Amended and Restated Agreement and Declaration of Trust  in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Amended and Restated Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees  shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Trust will add the requested disclosure as shown below:

“The Fund’s Amended and Restated Agreement and Declaration of Trust provides that the Fund’s Trustees are subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if (i) the Trust were a Delaware corporation, (ii) the Shareholders were shareholders of such Delaware corporation, and (iii) the Trustees were directors of such Delaware corporation, and that such modified duties are instead of any fiduciary duties to which the Trustees would otherwise be subject.  Without limiting the generality of the foregoing, all actions and omissions of the Trustees are evaluated under the doctrine commonly referred to as the “business judgment rule,” as defined and developed under Delaware law, to the same extent that the same actions or omissions of directors of a Delaware corporation in a substantially similar circumstance would be evaluated under such doctrine.  Notwithstanding the foregoing, the provisions of the Fund’s Amended and Restated Agreement and Declaration of Trust and its By-Laws, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities relating thereto of a Trustee otherwise applicable under the foregoing standard or otherwise existing at law or in equity, replace such other duties and liabilities of such Trustee. In addition, nothing in the Fund’s Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws when and to the extent such terms are deemed inconsistent with the federal securities laws.”

STATEMENT OF ADDITIONAL INFORMATION
Management of the Trust – Trustees’ and Officers’ Compensation
14.	Comment: In the table showing trustee and officer compensation, please add disclosure discussing estimated trustee and officer compensation attributable to the Fund.

Response: The Trust supplementally notes that under the Trust’s governing structure for new funds, the Fund will not be charged trustee and officer fees during its first fiscal year. Accordingly, the Trust will revise footnote 1 to this table as shown below:

“(1) The Fund had not commenced operations prior to the date of this SAI. No trustee or officer fees will be charged to the Fund during its first fiscal year of operations.”

Investment Advisory and Other Services – The Portfolio Manager
15.	Comment: Please supplementally confirm that the Predecessor Fund is included within the “Other Accounts” table.

Response: the Trust supplementally confirms that the Predecessor Fund is included within the “other accounts” table.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Michelle Cirillo, P/E Global LLC Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP